ASM International N.V. reports Fourth Quarter 2012 and Full Year 2012 Operating Results

ALMERE, The Netherlands - March 05, 2013 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its fourth quarter 2012 and full year 2012 (unaudited) operating results in accordance with US GAAP.

Highlights

•
Net sales for the fourth quarter 2012 were EUR 320 million, a decrease of 22% quarter-to-quarter and 9% year-on-year. Net sales of our Front-end segment decreased 3% quarter-to-quarter, completely driven by currencies. Back-end sales decreased by 28% (excluding currency impact 25%).

•	Result from operations for Q4 2012 was EUR (4) million. Result from operations in Q3 2012 was EUR 32 million while Q4 of 2011 showed a profit of EUR 19 million.

•	The Front-end segment's operating profit was EUR 1.2 million compared to a loss of EUR 1.6 million quarter-to-quarter. Q4 2011 showed an operating profit of EUR 9.5 million;

•	The Back-end segment operating loss was EUR 5.3 million compared to a profit of EUR 33.6 million quarter-to-quarter. Q4 2011 showed an operating profit of EUR 9.5 million.

•	Fourth quarter 2012 net earnings were EUR (22) million compared to net earnings of EUR 5 million for the third quarter of 2012 and EUR 15 million for the fourth quarter of 2012

•
Book to bill in the fourth quarter of 2012 was 1.0. For the Front-end, the book to bill was 1.4, and for the Back-end segment 0.8. The Backlog compared to the end of the third quarter 2012, remained stable at EUR 289 million.

•	Soft call on €150 million convertible bond took place in November. Further deleveraging ASM International by making the Front-end business debt free.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said:
“Front-end results came in stronger than expected. Our Front-end sales, on a currency comparable level, showed a stable development quarter on quarter. Our Front-end gross margin improved strongly, mainly due to a better mix. Also our Front-end order intake was strong with 129 million euro. Our Back-end operation in Q4 experienced a much lower activity level. This in combination with a weak mix, led to a low gross margin percentage and an operating loss. Back-end order intake was 191 million euro, approximately 10% lower than Q3, as expected.
To the forthcoming AGM we will propose a dividend of €0.50 cent per common share, equal to last year.”

Outlook

Sales in the Front-end are expected to show a double digit decline in Q1, as compared to Q4 2012. However, we expect our Front-end operation to show an order intake in Q1, strongly above the expected sales level for Q1. Based on the backlog at the end of Q4 and the expected order intake in Q1 and Q2, we foresee a double-digit sales increase for Front-end in Q2.
Q1 sales in the Back-end are expected to be at approximately the same level as in Q4, order intake is expected to show an increase in Q1 over Q4.

Study on Market Valuation of the Company

ASM International with the assistance of its financial advisers is in the final stage of completing the study regarding the non-recognition by the markets of the value of the combined businesses of the Company. ASM International will report on the outcome of this study as soon as practical and in any event before the forthcoming Annual General Meeting scheduled on May 16, 2013.

Annual Report

ASM will publish its 2012 Annual report on Form 20-F and its Statutory Annual Report on April 4, 2013. The reports will be published on our website at www.asm.com.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and webcast on Wednesday March 6, 2013 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:
•    United States: +1 646 254 3362
•    International: + 44 (0)20 3450 9987
•    Access Code: 8774357

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 4, 2013.

The replay dial-in numbers are:
•    United States: +1 347 366 9565
•    England: + 44 (0)20 3427 0598
•    The Netherlands: +31 (0)20 708 5013
•    Hong Kong: +852 3011 4669
•    Access Code: 8774357

Investor Relations:
Victor Bareño
+31 88 100 8500
Victor.Bareno@asm.com

Mary Jo Dieckhaus
+1 212 986 2900
MaryJo.Dieckhaus@asm.com

Media Contacts:
Ian Bickerton
+31 20 6855 955
+31 62501 8512

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the fourth quarter of 2012 as compared to the third quarter of 2012 and the fourth quarter of 2011:

(EUR millions, except earnings per share)	Q4 2011	Q3 2012	Q4 2012	% Change Q3 2012 to Q4 2012	% Change Q4 2011 to Q4 2012
Net sales	352.0	409.3	319.9	(22)%	(9)%
Gross profit	106.1	125.4	87.8	(30)%	(17)%
Gross profit margin %	30.2%	30.6%	27.5%

Selling, general and administrative expenses	(43.6)	(53.6)	(53.5)	0%	23%
Research and development expenses	(35.3)	(40.0)	(37.5)	(6)%	6%
Impairment charges and restructuring expenses	(8.0)	—	(0.9)	n/a	(89)%
Gain on bargain purchase SEAS	(0.1)	—	—	n/a	n/a
Result from operations	19.0	31.9	(4.1)	(113)%	(121)%

Net earnings 1)	15.4	4.9	(21.7)
Net earnings per share, diluted in euro 1)	€0.27	€0.09	-€0.37
1) allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the fourth quarter of 2012 as compared to the third quarter of 2012 and the fourth quarter of 2011:

(EUR millions)	Q4 2011	Q3 2012	Q4 2012	% Change Q3 2012 to Q4 2012	% Change Q4 2011 to Q4 2012
Front-end	114.2	96.1	93.1	(3)%	(18)%

Back-end	237.8	313.2	226.8	(28)%	(5)%

ASMI consolidated	352.0	409.3	319.9	(22)%	(9)%

The fourth quarter 2012 sales decrease in our Front-end segment, compared to the previous quarter, is mainly the result of currency changes (impact €2.6 million). A lower volume of tool sales is nearly completely compensated by a better mix. The decrease of the Back-end sales came from lower Back-end equipment and leadframe sales, which decreased, currency comparable with 44%. SMT sales increased with 14% (currency comparable).

The impact of currency changes was a decrease of 3% quarter to quarter and an increase of 5% year-over-year.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end performance for the fourth quarter of 2012 as compared to the third quarter of 2012 and the fourth quarter of 2011:

(EUR millions)	Gross profit Q4 2011	Gross profit Q3 2012	Gross profit Q4 2012	Gross profit margin Q4 2011	Gross profit margin Q3 2012	Gross profit margin Q4 2012	Increase or (decrease) percentage points Q3 2012 to Q4 2012	Increase or (decrease) percentage points Q4 2011 to Q4 2012
Front-end	38.8	30.1	34.6	33.9%	31.4%	37.1%	5.8pt	3.2pt

Back-end	67.4	95.3	53.3	28.3%	30.4%	23.5%	(6.9)pt	(4.9)pt

ASMI consolidated	106.1	125.4	87.8	30.2%	30.6%	27.5%	(3.2)pt	(2.7)pt

The gross profit margin of our Front-end segment in the fourth quarter increased 5.7%, mainly due to a strong mix. Under- absorption remains high, while efficiency improved further. The Back-end gross profit margin decreased, mainly due to a worsening of the mix and a lower volume of Assembly and Packaging equipment.

The impact of currency changes was a decrease of 3% quarter to quarter and an increase of 4% year-over-year.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the fourth quarter of 2012 as compared to the third quarter of 2012 and the fourth quarter of 2011:

(EUR millions)	Q4 2011	Q3 2012	Q4 2012	% Change Q3 2012 to Q4 2012	% Change Q4 2011 to Q4 2012
Front-end	14.8	16.3	18.2	11%	23%

Back-end	28.8	37.2	35.4	(5)%	23%

ASMI consolidated	43.6	53.6	53.5	0%	23%

Total selling, general and administrative expenses as a percentage of net sales	12%	13%	17%

In the Front-end segment SG&A as a percentage of sales increased for the fourth quarter of 2012 to 20%, compared to 17% of the previous quarter. This increase is caused by a €2 million bad debt provision taken for the customer Elpida. Excluding this provision Front-end SG&A, as % of sales would have been equal to the third quarter. In the Back-end segment SG&A, although decreasing in absolute amounts, increased as a percentage of sales from 12% to 16% compared to the previous quarter.

The impact of currency changes was a decrease of 3% quarter to quarter and an increase of 5% year-over-year.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the fourth quarter of 2012 as compared to the third quarter of 2012 and the fourth quarter of 2011:

(EUR millions)	Q4 2011	Q3 2012	Q4 2012	% Change Q3 2012 to Q4 2012	% Change Q4 2011 to Q4 2012
Front-end	14.5	15.4	14.3	(7)%	(1)%

Back-end	20.9	24.5	23.2	(5)%	11%

ASMI consolidated	35.3	40.0	37.5	(6)%	6%

Total research and development expenses as a percentage of net sales	10%	10%	12%

R&D as a % of sales in the Front-end segment decreased from 16% in Q3, 2012 to 15% in Q4, 2012. In the Back-end segment R&D expenses increased for the same period from 8% to 10%.

The impact of currency changes was a decrease of 3% quarter to quarter and an increase of 5% year-over-year.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the fourth quarter of 2012 as compared to the third quarter of 2012 and the fourth quarter of 2011:

(EUR millions)	Q4 2011	Q3 2012	Q4 2012	Change Q3 2012 to Q4 2012	Change Q4 2011 to Q4 2012
Front-end:
- Before special items	9.5	(1.6)	2.1	3.7	(7.4)
-Restructuring expenses	—	—	(0.9)	(0.9)	(0.9)
-After special items	9.5	(1.6)	1.2	2.8	(8.3)

Back-end:
- Before special items	17.7	33.6	(5.3)	(38.9)	(23)
-Impairment charges	(8.0)	—	—	—	8.0
-Gain on bargain purchase SEAS	(0.1)	—	—	—	0.1
-After special items	9.5	33.6	(5.3)	(38.9)	(14.9)

ASMI consolidated	19.0	31.9	(4.1)	(36.0)	(23.1)

Total result from operations excluding special items as a percentage of net sales	8%	8%	(1)%

The impact of currency changes was a decrease of 2% quarter to quarter and an increase of 8% year-over-year.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the fourth quarter of 2012 as compared to the third quarter of 2012 and the fourth quarter of 2011:

(EUR millions)	Q4 2011	Q3 2012	Q4 2012	Change Q3 2012 to Q4 2012	Change Q4 2011 to Q4 2012
Front-end:
- Before special items	8.6	(8.4)	(16.4)	(8.0)	(25.0)
-Early extinguishment of debt	—	—	(2.2)	(2.2)	(2.2)
-Impairment charges and restructuring expenses	—	—	(0.9)	(0.9)	(0.9)
-After special items	8.6	(8.4)	(19.5)	(11.1)	(28.1)

Back-end:
-Before special items	11.1	13.3	(2.2)	(15.5)	(13.3)
-Impairment charges	(4.2)	—	—	—	4.2
-After special items	6.8	13.3	(2.2)	(15.5)	(9.0)

Total net earnings allocated to the shareholders of the parent	15.4	4.9	(21.7)	(26.6)	(37.1)

Besides the special items in the fourth quarter, related to the soft call of the €150 million convertible, (€2,2 million) and restructuring expenses €0.9 million, the net result in the Front-end was further impacted by a usage of a deferred tax position in Japan. This is related to the sale of certain IP towards our Dutch IP Holding. While having a negative effect on our net result of €13.0 million, there are no cash flow effects, moreover it will reduce our tax payments in later years.

Net earnings for the Back-end segment reflect our 51.96% ownership of ASM Pacific Technology.

Full Year

The following table shows the operating performance and the percentage change for the full year 2012 compared to the same period in 2011:

(EUR millions, except earnings per share)	Full Year
	2011	2012	% Change
Net sales	1,634.3	1,418.1	(13)%
Gross profit	582.2	440.4	(24)%
Gross profit margin %	35.6%	31.1%

Selling, general and administrative expenses	(176.5)	(202.1)	15%
Research and development expenses	(129.4)	(149.2)	15%
Gain on bargain purchase SEAS	97.8	—	n/a
Impairment charges and restructuring cost	(8.0)	(0.9)	(89)%
Earnings from operations	366.0	88.3	(76)%

Net earnings 1)	186.8	7.1	(96)%

Net earnings per share, diluted 1)	€3.14	€0.13	(96)%

New orders	1,369.5	1,377.2	1%
Backlog at end of period	330.6	289.2	(13)%
1) allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full Year
	2011	2012	% Change
Front-end	456.1	370.4	(19)%

Back-end	1,178.3	1,047.7	(11)%

ASMI consolidated	1,634.3	1,418.1	(13)%

The decrease of net sales in the full year 2012 in our Front-end segment compared to the same period last year was driven by decreased equipment sales as a result of decreased activity at our customers. In our Back-end segment sales decreased due to a lower activity level in equipment sales.

The impact of currency changes year-over-year was an increase of 8%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full Year
	Gross profit		Gross profit margin
	2011	2012	2011	2012	Increase or (decrease) percentage points
Front-end	172.3	124.5	37.8%	33.6%	(4.2)pt

Back-end	409.8	315.9	34.8%	30.2%	(4.6)pt

ASMI consolidated	582.2	440.4	35.6%	31.1%	(4.5)pt

The decrease of the gross margin in our Front-end segment compared to the same period last year is mainly attributable to efficiency losses, lower loading of our factories causing under absorption, and inventory corrections, and higher investments in evaluation tools. The gross profit margin in the Back-end segment decreased mainly due to mix differences (higher lead frame activities), increased price pressure and a lower activity level.

The impact of currency changes year-over-year was an increase of 8%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full Year
	2011	2012	% Change
Front-end	61.2	64.4	5%

Back-end	115.3	137.6	19%

ASMI consolidated	176.5	202.1	15%

As a percentage of net sales, selling, general and administrative expenses were 14% in the full year 2012 and 11% in the same period of 2011.

For the full year 2012 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, increased to 17% compared with 14% for the same period of 2011. The SG&A expenses include a provision of €2.1 million for Elpida. For the Back-end segment selling, general and administrative expenses as a percentage of net sales increased from 9% in 2011 to 13% in 2012. Cost increases mainly took place in the Back-end equipment and lead frames business, caused by a strengthening of the organisation.

The impact of currency changes year-over-year was an increase of 8%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full Year
	2011	2012	% Change
Front-end	48.5	58.7	21%

Back-end	80.9	90.5	12%

ASMI consolidated	129.4	149.2	15%

As a percentage of net sales, research and development expenses were 11% in the full year 2012 compared to 8% for the same period of 2011.

The impact of currency changes year-over-year was an increase of 8%.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full Year
	2011	2012	Change
Front-end:
-Before special items	62.6	1.4	(61.2)
-Restructuring charges	—	(0.9)	(0.9)
-After special items	62.6	0.5	(62.1)

Back-end:
-Before special items	213.5	87.7	(125.8)
-Impairment charges	(8.0)	—	8.0
-Gain on bargain purchase SEAS	97.8	—	(97.8)
-After special items	303.4	87.7	(215.7)

ASMI consolidated	366.0	88.3	(277.7)

The impact of currency changes year-over-year was a increase of 10%

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full Year
	2011	2012	Change
Front-end:
-Before special items	49.7	(26.1)	(75.8)
-Restructuring	—	(0.9)	(0.9)
-Loss from early extinguishment of debt	(0.8)	(2.2)	(1.4)
-Fair value change conversion options	(4.4)	—	4.4
-Special items	(5.2)	(3.1)	2.1

-After special items	44.5	(29.1)	(73.6)

Back-end:
-Before special items	95.4	36.3	(59.1)
-Impairment charges	(4.2)	—	4.2
-Net gain on bargain purchase SEAS	51.1	—	(51.1)
-After special items	142.2	36.3	(105.9)

ASMI consolidated, total earnings 1)	186.7	7.2	(179.5)

1) Allocated to the shareholders of the parent
Net earnings for the Back-end segment reflect our 51.96% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the fourth quarter of 2012 and the backlog at the end of the fourth quarter of 2012 as compared to the third quarter of 2012 and the fourth quarter of 2011:

(EUR millions, except earnings per share)	Q4 2011	Q3 2012	Q4 2012	% Change Q3 2012 to Q4 2012	% Change Q4 2011 to Q4 2012
Front-end
Backlog at the beginning of the quarter	116.2	92.2	57.3	(38)%	(51)%
- New orders for the quarter	100.3	64.3	129.5	101%	29%
- Net sales for the quarter	(114.2)	(96.1)	(93.1)	(3)%	(18)%
- FX-effect for the quarter	2.8	(3.1)	(2.0)	n/a	n/a

Backlog at the end of the quarter	105.1	57.3	91.7	60%	(13)%

Book-to-bill ratio (new orders divided by net sales)	0.9	0.7	1.4

Back-end
Backlog at the beginning of the quarter	280.4	346.9	237.9	(31)%	(15)%
- New orders for the quarter	172.9	209.9	190.5	(9)%	10%
- Net sales for the quarter	(237.8)	(313.2)	(226.8)	(28)%	(5)%
- FX-effect for the quarter	10.0	(5.7)	(4.0)	n/a	n/a

Backlog at the end of the quarter	225.5	237.9	197.5	(17)%	(12)%

Book-to-bill ratio (new orders divided by net sales)	0.7	0.7	0.8

ASMI consolidated
Backlog at the beginning of the quarter	396.5	439.1	295.2	(33)%	(26)%
- New orders for the quarter	273.2	274.2	320.0	17%	17%
- Net sales for the quarter	(352.0)	(409.3)	(319.9)	(22)%	(9)%
- FX-effect for the quarter	12.8	(8.8)	(6.0)	n/a	n/a

Backlog at the end of the quarter	330.6	295.2	289.2	(2)%	(13)%

Book-to-bill ratio (new orders divided by net sales)	0.8	0.7	1.0

Liquidity and capital resources

Net cash provided by operations was EUR 50 million for the fourth quarter of 2012, as compared to a usage of EUR 20 million for the third quarter of 2012. For the fourth quarter of 2011 net cash provided by operations was EUR 40 million. For the full year 2012, EUR 42 million net cash was provided by operations compared to EUR 217 million cash provided for the same period previous year.

Net cash used in investing activities was EUR 21 million for the fourth quarter of 2012, as compared to EUR 15 million for the third quarter of 2012 and EUR 23 million for the fourth quarter of 2011. For the full year 2012, EUR 72 million net cash was used for investing activities compared to EUR 93 million for the same period previous year.

Net cash used in financing activities was EUR 35 million for the fourth quarter of 2012, as compared EUR 5 million used for the third quarter of 2012. For the fourth quarter of 2011 net cash provided by financing activities of EUR 22 million was reported. For the full year 2012, EUR 73 million net cash was used for financing activities compared to EUR 45 million for the same period previous year.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 507 million at September 30, 2012 to EUR 468 million at December 31, 2012.

The number of outstanding days of working capital, measured against quarterly sales, increased from 111 days at September 30, 2012 to 126 days at December 31, 2012. For the same period our Front-end segment decreased from 113 days to 110 days while our Back-end segment increased from 111 days to 126 days.

Sources of liquidity. At December 31, 2012, the Company’s principal sources of liquidity consisted of EUR 290 million in cash and cash equivalents and EUR 276 million in undrawn bank lines. Approximately EUR 145 million of the cash and cash equivalents and EUR 126 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations.

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share date)	Three months ended December 31,		Full Year
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	351,950	319,902	1,634,334	1,418,067
Cost of sales	(245,810)	(232,073)	(1,052,179)	(977,638)
Gross profit	106,140	87,829	582,155	440,429
Operating expenses:
Selling, general and administrative	(43,577)	(53,471)	(176,454)	(202,062)
Research and development	(35,350)	(37,535)	(129,400)	(149,219)
Net gain on bargain purchase	(145)	—	97,750	—
Impairment of PPE	(8,038)	—	(8,038)	—
Restructuring expenses	—	(891)	—	(891)
Total operating expenses	(87,110)	(91,898)	(216,142)	(352,173)
Earnings from operations	19,030	(4,070)	366,014	88,256
Net interest expense	(2,274)	(1,809)	(10,595)	(10,124)
Loss from early extinguishment of debt	—	(2,209)	(824)	(2,209)
Accretion of interest	(1,111)	(745)	(4,401)	(4,469)
Revaluation conversion option	—	—	(4,378)	—
Foreign currency exchange gains (losses)	5,227	(1,441)	7,040	(3,959)
Results on investments	—	(766)	—	(766)
Earnings before income taxes	20,872	(11,039)	352,855	66,730
Income tax expense	790	(12,758)	(36,692)	(26,300)
Net earnings	21,662	(23,797)	316,164	40,430
Allocation of net earnings
Shareholders of the parent	15,444	(21,734)	186,770	7,149
Minority interest	6,218	(2,063)	129,394	33,282
Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.28	(0.37)	3.38	0.13
Diluted net earnings (1)	0.27	(0.37)	3.16	0.13
Weighted average number of shares used in
computing per share amounts (in thousands):
Basic	55,375	58,886	55,210	56,108
Diluted (1)	56,299	58,886	64,682	56,767
Outstanding shares:			55,377,020	63,095,986

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For three months ended December 31, 2012 the effect of a potential conversion of convertible debt into 5,720,824 common shares was anti dilutive and for the full year 2012 8,231,432 was anti dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for these periods. The possible increase of common shares caused by employee stock options for the full year 2012 with 658,671 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

(EUR thousands)	December 31,	December 31,
Assets	2011	2012
		(unaudited)

Cash and cash equivalents	390,250	290,475
Accounts receivable, net	330,891	304,840
Inventories, net	376,667	403,400
Income taxes receivable	907	890
Deferred tax assets	14,350	17,967
Other current assets	76,020	79,979
Total current assets	1,189,084	1,097,551
Pledged cash	20,000	20,000
Debt issuance costs	4,389	735
Deferred tax assets	13,072	5,955
Other intangible assets	14,776	13,915
Goodwill, net	52,131	51,888
Investments	1,044	278
Other non current assets	6,695	10,828
Assets held for sale	6,862	5,998
Evaluation tools at customers	13,987	16,922
Property, plant and equipment, net	260,180	275,436
Total Assets	1,582,221	1,499,506
Liabilities and Shareholders' Equity
Notes payable to banks	40,680	61,675
Accounts payable	157,549	151,761
Other current payables	195,574	170,683
Income taxes payable	54,878	27,625
Deferred tax liability - current	3,513	36
Current portion of long-term debt	4,332	6,316
Total current liabilities	456,527	418,096
Pension liabilities	9,887	12,540
Deferred tax liabilities	868	952
Provision for warranty	6,828	5,298
Long-term debt	15,319	12,632
Convertible subordinated debt	135,078	—
Total Liabilities	624,507	449,518
Shareholders' Equity:
Common shares	2,215	2,584
Capital in excess of par value	376,217	480,153
Treasury shares at cost	—	—
Retained earnings	301,515	288,105
Accumulated other comprehensive loss	(20,151)	(28,966)
Total Shareholders' Equity	659,796	741,876
Non-controlling interest	297,918	308,112
Total Equity	957,714	1,049,988
Total Liabilities and Equity	1,582,221	1,499,506

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)	Three months ended December 31,		Full Year
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	21,662	(23,797)	316,164	40,430
Adjustments to reconcile net earnings to net cash from
operating activities:
Depreciation and amortization	12,828	15,018	46,974	56,918
Impairment charges	—	—	—	96
Impairment of property, plant and equipment	8,038	—	8,038	—
Amortization of debt issuance costs	374	293	2,477	1,446
Early extinguishment of debt	—	2,209	—	2,209
Compensation expense employee stock option plan	1,530	6,145	13,452	23,065
Revaluation conversion option	—	—	4,378	—
Additional non-cash interest	1,111	744	4,401	4,469
Other investments at cost		766	—	766
Net gain on bargain purchase	145	—	(97,750)	—
Income taxes	(17,853)	(5,053)	(6,893)	(25,968)
Deferred income taxes	(7,700)	12,012	(13,275)	(147)
Changes in other assets and liabilities:
Inventories	50,881	21,027	5,994	(32,077)
Accounts receivable	5,385	46,937	35,619	17,905
Accounts payable	(8,290)	(20,200)	(67,969)	(2,757)
Other current assets	(28,160)	(5,963)	(35,028)	(43,875)
Net cash provided (used) by operating activities	39,952	50,137	216,581	42,479
Cash flows from investing activities:
Capital expenditures	(19,566)	(19,647)	(89,218)	(68,162)
Purchase of intangible assets	(6,309)	(1,648)	(7,051)	(4,630)
Acquisition of business	—	—	(994)	—
Proceeds from sale of property, plant and equipment	2,555	209	3,823	902
Net cash used in investing activities	(23,320)	(21,086)	(93,440)	(71,890)
Cash flows from financing activities:
Notes payable to banks, net	19,660	(22,075)	22,680	23,366
Cash from business combination	—	—	33,150	—
Net proceeds from long-term debt	14,445	19,246	12,987	19,246
Repayments of long-term debt and subordinated debt	(11,929)	(5,531)	(16,590)	(19,661)
Purchase of treasury shares ASMI	—	(27,192)	—	(40,554)
Purchase of treasury shares ASMPT	—	—	—	(3,552)
Proceeds from issuance of common shares	121	449	4,122	2,209
Dividend to minority shareholders ASMPT	—	—	(79,474)	(27,024)
Dividend to shareholders ASMI	(148)	—	(22,262)	(27,519)
Net cash provided (used) in financing activities	22,148	(35,103)	(45,388)	(73,489)
Exchange rate effects	841	(791)	(7,801)	3,127
Net increase (decrease) in cash and cash equivalents	39,621	(6,843)	69,954	(99,774)
Cash and cash equivalents at beginning of period	370,627	297,317	340,294	390,250
Cash and cash equivalents at end of period	410,250	290,475	410,250	290,475

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/3)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 51.96% at December 31, 2012, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(EUR thousands)	Three months ended December 31, 2011
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	114,160	237,790	351,950
Gross profit	38,756	67,384	106,140
Earnings from operations	9,522	9,509	19,030
Net interest income (expense)	(2,758)	484	(2,274)
Loss resulting from early extinguishment of debt	—	—	—
Accretion of interest	(1,111)	—	(1,111)
Foreign currency exchange gains (losses)	6,504	(1,276)	5,227
Income tax income (expense)	(3,548)	4,338	790
Net earnings	8,609	13,054	21,663
Net earnings allocated to:
Shareholders of the parent			15,445
Minority interest			6,218
Capital expenditures and purchase of intangible assets	11,167	14,708	25,875
Depreciation and amortization	4,002	8,826	12,828
Impairment of fixed assets	—	8,038	8,038

	Three months ended December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	93,104	226,798	319,902
Gross profit	34,551	53,278	87,829
Earnings (loss) from operations	1,241	(5,311)	(4,070)
Net interest expense	(1,589)	(221)	(1,809)
Loss resulting from early extinguishment of debt	(2,209)	-	(2,209)
Accretion of interest	(818)	73	(745)
Foreign currency exchange gains (losses)	(2,103)	662	(1,441)
Results on investments	(766)	—	(766)
Income tax income (expense)	(13,241)	483	(12,758)
Net earnings	(19,484)	(4,313)	(23,797)
Net earnings allocated to:
Shareholders of the parent			(21,734)
Minority interest			(2,063)
Capital expenditures and purchase of intangible assets	10,212	11,083	21,295
Depreciation and amortization	4,581	10,437	15,018

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/3)

(EUR thousands)	Full Year 2011
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	456,065	1,178,270	1,634,334
Gross profit	172,318	409,837	582,155
Earnings from operations	62,581	303,433	366,014
Net interest income (expense)	(12,166)	1,571	(10,595)
Loss resulting from early extinguishment of debt	(824)	—	(824)
Accretion of interest	(4,401)	—	(4,401)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange gains (losses)	8,296	(1,256)	7,040
Income tax expense	(4,581)	(32,110)	(36,692)
Net earnings	44,527	271,637	316,164
Net earnings allocated to:
Shareholders of the parent			186,770
Minority interest			129,394
Capital expenditures and purchase of intangible assets	22,510	73,759	96,269
Depreciation and amortization	14,335	32,638	46,973
Impairment of fixed assets	—	8,038	8,038
Cash and cash equivalents	228,114	182,136	410,250
Capitalized goodwill	11,193	40,939	52,131
Other intangible assets	9,643	5,133	14,776
Other identifiable assets	336,090	768,973	1,105,064
Total assets	585,040	997,181	1,582,221
Total debt	162,464	32,946	195,410
Headcount in full-time equivalents (1)	1,631	14,563	16,194
(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (3/3)

(EUR thousands)	Full Year 2012
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	370,409	1,047,658	1,418,067
Gross profit	124,531	315,898	440,429
Earnings from operations	539	87,717	88,256
Net interest income (expense)	(10,367)	243	(10,124)
Loss resulting from early extinguishment of debt	(2,209)	—	(2,209)
Accretion of interest	(4,329)	(140)	(4,469)
Revaluation conversion option	—	—	—
Foreign currency exchange gains (losses)	(3,051)	(908)	(3,959)
Results on investments	(766)	—	(766)
Income tax expense	(8,965)	(17,335)	(26,300)
Net earnings (loss)	(29,147)	69,577	40,430

Net earnings allocated to:
Shareholders of the parent			7,149
Minority interest			33,282

Capital expenditures and purchase of intangible assets	24,015	48,777	72,792
Depreciation and amortization	17,295	39,622	56,918

Cash and cash equivalents	145,061	145,414	290,475
Pledged cash	—	20,000	20,000
Capitalized goodwill	11,648	40,239	51,888
Other intangible assets	9,049	4,866	13,915
Other identifiable assets	334,399	788,829	1,123,228
Total assets	500,157	999,348	1,499,506
Total debt	—	80,623	80,623
Headcount in full-time equivalents (1)	1,636	15,768	17,404

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the fourth quarter of 2012.

ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, pensions, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:
(EUR thousands, except per share date)	Three months ended December 31,		Full Year
	Net earnings
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	21,662	(23,797)	316,164	40,430
Adjustments for IFRS:
Pensions	—	(691)		(691)
Reversal inventory write downs	(153)	234	(1,639)	335
Tax rate difference on eliminated intercompany profit	768	437	768	(718)
Development expenses	2,200	210	8,908	8,652
Debt issuance fees	105	108	(55)	446
Total adjustments	2,920	298	7,982	8,024
IFRS	24,582	(23,499)	324,146	48,454
IFRS allocation of net earnings:
Shareholders	18,364	(21,256)	194,752	15,904
Minority interest	6,218	(2,243)	129,394	32,550
Net earnings per share, allocated to the shareholders of the parent:
Basic	€0.34	-€0.36	€3.52	€0.28
Diluted	€0.33	-€0.36	€3.27	€0.28

(EUR thousands)			Total Equity
			December 31,	December 31,
			2011	2012
			(unaudited)	(unaudited)
US GAAP			957,714	1,049,988
Adjustments for IFRS:
Goodwill			(10,647)	(10,481)
Debt issuance fees			(1,181)	(735)
Reversal inventory write downs			1,626	2,009
Development expenses			43,741	51,386
Tax rate difference on eliminated intercompany profit			767	49
Pension plans			(179)	3,329
Total adjustments			34,127	45,557
IFRS			991,841	1,095,545

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.